EXHIBIT 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (“Oi”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76 and in furtherance with the Material Facts disclosed on October 26 and 30, 2015, hereby informs its shareholders and the market in general that LetterOne Technology (UK) LLP (“L1 Technology”) has issued a press release stating that it has been informed by TIM that TIM does not wish to enter into further discussions about a business combination with Oi in Brazil.

L1 Technology’s press release stated that, without TIM’s participation, L1 Technology can’t now proceed with the proposed transaction as previously envisaged.

Attached is the full version of the Press Release disclosed by L1 Technology.

Given this information, Oi will evaluate the impact of this announcement on the possibility of consolidation of the Brazilian market.

Oi will continue to undertake its efforts towards operational improvements and business transformation focusing on austerity, infrastructure optimization, revisions of procedures and commercial actions.

Oi will maintain its shareholders and the market informed with respect to any relevant event related to the foregoing.

Rio de Janeiro, February 25, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

L1 Technology updates on talks over proposed merger between TIM and Oi in Brazil

February 25, 2016: LetterOne Technology (UK) LLP (“L1 Technology”), updates on discussions on the proposed merger involving a potential combination with TIM Participações S.A. (TIM) and Oi S.A. (“Oi”), which would have created a well-positioned telecommunications operator to compete against global players already operating in Brazil.

Over the last four months L1 Technology has explored proposals to develop viable structuring and financing options that would have enabled Oi to participate in any consolidation with TIM.

There have been extensive talks with many stakeholders in Brazil, and talks with TIM, and L1 Technology thanks them all for the interest they have shown.

L1 Technology has been informed by TIM that – whilst it thanks L1 Technology for its approach – it does not wish to enter into further discussions, about the facilitation of a merger between Oi and TIM in Brazil.

L1 Technology’s approach was to unlock the potential of this envisaged telecoms deal through a structure within which all companies were aligned. However, without TIM’s participation, L1Technology can’t now proceed with the proposed deal as previously envisaged.

Despite a challenging macro environment, LetterOne is interested in investing in Brazil: a country with good long-term growth potential.

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